UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _____________to _______________

Commission File No. 0-14209

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: FIRSTBANK CORPORATION AMENDED AND RESTATED 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: FIRSTBANK CORPORATION, 311 WOODWORTH, ALMA, MICHIGAN 48801

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Report of Independent Auditors

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2002

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at December 31, 2002

EXHIBITS

The following exhibit is filed as part of this report:

23	Consent of Independent Auditors

99	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is "furnished," not "filed."

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

	By:	FIRSTBANK CORPORATION Plan Administrator

Dated: June 30, 2003	By: /s/ David L. Miller
David L. Miller Vice President of Human Resources

2

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Alma, Michigan

FINANCIAL STATEMENTS
December 31, 2002 and 2001

REPORT OF INDEPENDENT AUDITORS

Plan Administrator of
   Firstbank Corporation Amended and Restated
   401(k) and Employee Stock Ownership Plan
Alma, Michigan

We have audited the accompanying statements of net assets available for benefits of the Firstbank Corporation Amended and Restated 401(k) and Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

The schedule of assets (held at end of year) that accompanies the Plan's financial statements does not disclose the historical cost of certain non-participant directed Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Crowe Chizek and Company LLC

Grand Rapids, Michigan
April 9, 2003

1.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2002 and 2001

	2002	2001
ASSETS
Investments, at fair value (Note 4)
Common stock	$9,053,645	$6,604,825
Mutual funds	3,211,504	4,902,351
Common collective trust funds	1,824,454	0
Loans to participants	147,490	63,592
	14,237,093	11,570,768

Receivables
Participant contributions	26,687	49,934
Employer contribution	12,716	24,442
Other	3,522	0
	42,925	74,376

NET ASSETS AVAILABLE FOR BENEFITS	$14,280,018	$11,645,144

See accompanying notes to financial statements

2.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year ended December 31, 2002

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$1,147,415
Interest	7,947
Dividends -- cash	358,252
Dividends -- stock	427,541
1,941,155

Contributions
Employer	385,166
Participants	806,609
Rollovers from other plans	17,298
1,209,073

Total additions	3,150,228

Deductions from net assets attributed to:
Benefits paid to participants	512,911
Other expenses	2,443
Total deductions	515,354

Net increase	2,634,874

Net assets available for benefits
Beginning of year	11,645,144

End of year	$14,280,018

See accompanying notes to financial statements

3.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Firstbank Corporation Amended and Restated 401(k) and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Firstbank Corporation (the Company), effective January 1, 1988. The Plan is a defined contribution plan which covers all employees who are at least 21 years of age and have completed 90 days of service. The Plan has two primary features: a contributory 401(k) portion based on elective contributions from participants in the Plan and Employee Stock Ownership Plan (ESOP) provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. The Company may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2002, the Company made matching contributions equal to 70% of the first 6% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeitures of employer matching contributions due to participant termination are used to reduce the employer's matching contribution. During 2002, there were forfeitures totaling $10,047. The benefit to which a participant is entitled is the aggregate of the participant's deferrals and rollovers and the vested portion of the employer matching and ESOP contributions.

Investment options: Participants may direct, on a quarterly basis, the trustee to invest their elective 401(k) contributions as well as employer matching contributions to the Plan in any of the available investment options. Participants can individually determine their investment options based on desired level of risk and return for all contributions (employer and employee) to the Plan. Participants have the option to invest their contributions (employer and employee) to purchase common stock of Firstbank Corporation. The ESOP portion of the Plan provided for allocation of shares of Firstbank Corporation common stock to certain qualifying employees as provided by the Plan agreement.

(Continued)

4.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective contributions plus actual earnings thereon. The Plan was amended effective December 31, 2002 to allow all participants to become 100% vested in their ESOP contributions as of that date (see Note 8). The participants' account values attributable to the Company's remaining contributions are vested according to the following schedule:

Completed Years of Service for Vesting (as defined in Plan agreement)	Vested Percentage of the Company's Contribution

1	0%
2	20
3	40
4	60
5	80
6	100

Payment of Benefits: A participant or his or her beneficiary receives the vested portion in the participant's account in a lump-sum. A participant may receive the portion of his or her account invested in Firstbank stock as stock or in cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance less the ESOP balance, or $50,000, whichever is less. The loans are secured by the balance in the participant's account and bear interest rates that range from 6.50% to 13.52%.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: Investments are stated at fair value. Mutual fund shares and Firstbank Corporation common stock are traded on national exchanges and are valued at the last sales price on the date of valuation. Common collective trust funds are stated at fair value, as determined by the trustee, using quoted market prices. Participant loans are valued at cost which approximates fair value. The investment accounts include cash in short-term money market funds, which has been designated to be invested in the common stock or mutual funds.

(Continued)

5.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties for Investments: The Plan has investments in mutual funds, common collective trust funds, and stocks. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

NOTE 4 - INVESTMENTS

Effective March 1, 2002, ABN AMRO Trust Services Company was designated as trustee and custodian of the Plan's assets. Previously, Firstbank Corporation (for the period January 1, 2002 through February 28, 2002) was the trustee of the Plan and held the Plan's assets.

(Continued)

6.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 4 - INVESTMENTS (Continued)

The following presents investments that represent 5% or more of the Plan's net assets.

	2 0 0 2		2 0 0 1
	Number of Shares or Units	Value	Number of Shares or Units	Value
Firstbank Corporation common
stock -- ESOP (allocated)	205,683	$5,162,654	200,662	$3,659,718	*
Firstbank Corporation common
stock	155,020	3,890,991	161,083	2,945,107
Vanguard Index 500 fund	0	0	14,875	1,575,082
American Century Ultra fund	0	0	28,401	785,003
PIMCO Total return "A" fund	92,401	985,915	0	0
ABM AMRO S&P 500 Index fund	325,382	1,137,537	0	0
CHGO Capital Growth "N" fund	41,007	741,002	0	0

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,147,415 as follows:

Firstbank Corporation common stock	$2,045,354
Common collective trust funds	(304,777)
Mutual funds	(593,162)

$1,147,415

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	December 31,
	2002	2001
Net assets:
Firstbank Corporation common stock --
ESOP (allocated)	$5,162,654	$3,659,718

Year ended December 31, 2002
Changes in net assets:
Dividends -- cash and stock	$386,430
Net appreciation	1,151,803
Distributions	(35,297)
$1,502,936

(Continued)

7.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company.

The 360,703 and 361,745 shares of Firstbank Corporation common stock held by the Plan as of December 31, 2002 and 2001 represent approximately 6.7% of the Company's outstanding shares as of December 31, 2002 and 2001.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

	2002	2001
Firstbank Corporation common stock	$9,053,645	$6,604,825
ABN AMRO common collective trust funds	1,824,454	0
ABN AMRO money market fund	50,217	0

Share amounts have been adjusted to reflect the stock dividends received in both 2002 and 2001.

Approximately $257,000 of cash dividends were paid to the Plan by Firstbank Corporation during 2002 based on shares held by the Plan on the dates of declaration. This dividend income is included as dividends in the Statement of Changes in Net Assets Available for Benefits. A stock dividend was declared and paid by Firstbank Corporation in 2002. As a result of this stock dividend, Firstbank Corporation issued 17,034 additional shares of Firstbank Corporation common stock to the Plan.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

NOTE 7 - PLAN AMENDMENT

Effective January 1, 2002, the Plan was amended to change the vesting schedule for the employer matching contribution as specified in Note 1.

(Continued)

8.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 8 - ESOP TERMINATION

By a Firstbank Corporation, Board of Directors resolution, approved in November 2002, the ESOP features of the Firstbank Corporation Amended and Restated 401(k) and Employee Stock Ownership Plan were terminated effective December 31, 2002. All participant accounts which were not fully vested and had not incurred five breaks in service or received a total distribution of the vested amount of the ESOP account became fully vested. The ESOP accounts are to be distributed to eligible participants of the Plan as soon as administratively feasible.

(Continued)

9.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(k) AND EMPLOYEE STOCKOWNERSHIP PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2002

Attachment to Form 5500, Schedule H, Part IV, Line 4I
Name of plan sponsor: Firstbank Corporation
Employer identification number: 38-2633910
Three-digit plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common Stock
*	Firstbank Corporation	205,683 shares of common stock - ESOP (allocated)	(1)	5,162,654

*	Firstbank Corporation	155,020 shares of common stock	#	3,890,991
				9,053,645
	Mutual Funds
	Pacific Investment Management Company	92,401 shares of PIMCO Total Return "A" fund	#	985,915

	Credit Suisse First Boston	41,007 shares of CHGO Capital Growth "N" fund	#	741,002

	American Funds	24,899 shares of American Europacific Growth "A" fund	#	571,927

	Veredus Asset Management LLC	19,361 shares of Veredus Aggressive Growth "N" fund	#	208,516

	American Funds	18,790 shares of American Washington Mutual Investor "A" fund	#	441,756

	Credit Suisse First Boston	9,373 shares of CHGO Capital Balanced "N" fund	#	93,259

	State Street Research	4,609 shares of State Street Research Capital Trust Research Aurora fund	#	118,912

(Continued)

10.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(k) AND EMPLOYEE STOCKOWNERSHIP PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2002

Attachment to Form 5500, Schedule H, Part IV, Line 4I
Name of plan sponsor: Firstbank Corporation
Employer identification number: 38-2633910
Three-digit plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	ABN AMRO Funds	50,217 shares of Chicago Capital Money Market fund	#	50,217
				3,211,504

	Common Collective Trust Funds
*	ABN AMRO Funds	325,382 shares of ABN AMRO S&P 500 Index fund	#	1,137,537

*	ABM AMRO Funds	130,742 shares of ABN AMRO Income Plus	#	686,917
				1,824,454

	Loans
	Participant loans	Maturing through May 10, 2011 with interest rates ranging from 6.50% to 13.52%	#	147,490

				$14,237,093

* Party-in-interest
(1) Information not available
# Investment is participant directed, therefore historical cost is not required.

11.

EXHIBIT INDEX

23	Consent of Independent Auditors

99	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is "furnished," not "filed."